Exhibit 16.1


MOORES ROWLAND MAZARS                            Chartered Accountants
                                                 Certified Public Accountants

[CHINESE CHARACTERS OMITTED]

Our ref.: EC/HG/II62/ABA2/                       34th Floor, The Lee Gardens
                                                 33 Hysan Avenue
                                                 Causeway Bay, Hong Kong
July 13, 2004
                                                 [CHINESE CHARACTERS OMITTED]

Securities and Exchange Commission               Tel: (852) 2909 5555
450 5th Street, N.W.                             Fax: (852) 2810 0032
Washington, D.C. 20549                           Email: info@mr-mazars.com.hk
United States                                    Website: www.mr-mazars.com.hk

Attn.: the SEC Office of the Chief Accountant
       --------------------------------------

Dear Sirs,

INDUSTRIES INTERNATIONAL, INC. (THE "COMPANY" OR "IDUL")
SEC FILE NO. 000-32053
CIK 0001128252
FORM 8-K FILED BY THE COMPANY IN RESPECT OF OUR RESIGNATION AS THE COMPANY'S AUDITORS

We refer to the captioned Form 8-K filed by the Company on July 1, 2004 (The "Form 8-K"). We have read the Form 8-K and disagree with certain of (i) the directors' assertions relating to the facts in the transactions in question; and
(ii) the directors' descriptions of our review and positions taken. Details of our comments are summarized below:

1. FORM 10-Q FILED ON MAY 17, 2004 FOR WHICH OUR Q1 REVIEW WAS NOT COMPLETE (TERMS ARE DEFINED HEREINAFTER)

      In the Form 8-K, the Company stated that "The Company maintains that it received correspondence from Moores Rowland indicating that it did review the financial statements contained in the March 31, 2004 Form 10-Q Quarterly Report." We STRONGLY DISAGREE with this statement as it is factually INCORRECT and MISLEADING.

      We had not given any correspondence to the Company that would contain such indication. On the contrary, in our letter of May 14, 2004 addressed to the Company, we reminded the directors that "NO first quarter Form-10Q filing SHOULD BE MADE UNTIL ALL THE UNCLEAR MATTERS ARE PROPERLY AND
      FULLY RESOLVED AND UNTIL OUR Q1 REVIEW is completed." Our serious reminder was ignored by the directors and on May 17, 2004. The Company's 2004 first quarterly report ("Form 10-Q") was filed without any prior notice made to us. The entire Form 10-Q including the 2004 first quarter financial statements (the "Q1 Financials") and other financial information contained therein had never been provided to us for review prior to such filing.

      On May 18, 2004, having realized that the Form 10-Q has already been filed by the Company when our review on the Company's 2004 first quarter financial information (the "Q1 Review") was still incomplete, we advised the directors to take immediate actions to (i) file an amendment to advise the United States Securities Exchange Commission (the "SEC") that our review had not been completed; (ii) obtain legal advice in respect of the legal implication of the defective filing; and (iii) attend to the unresolved matters. However, no such actions had been taken by the Company to our satisfaction up to the date of our resignation.


[MRI LOGO OMITTED]                                         [MAZARS LOGO OMITTED]

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MOORES ROWLAND MAZARS


1. FORM 10-Q FILED ON MAY 17, 2004 FOR WHICH OUR Q1 REVIEW WAS NOT COMPLETE (CONTINUED)

      Because of the potential significant impact on us in relation to the Company's filing of the Form 10-Q on May 17, 2004 for which our Q1 Review on the Q1 Financials included therein was not complete, having taken appropriate advice, we tendered our resignation as auditors of the Company on May 24, 2004. We have also requested the Company to inform the SEC of our resignation pursuant to the requirements of Item 304(a) of Regulation S-K, which was due within five business days from May 24. 2004. However, no such notification was made by the Company and on June 2, 2004, we informed our resignation to the SEC directly.

2.    SKI DISPOSAL (AS DEFINED HEREINAFTER)

      At January 1, 2004, Shenzhen Wonderland Communication Science & Technology Company Limited ("Wondial") was a 68.7288% owned subsidiary of Shenzhen Kexuntong Industrial Company Limited ("SKI") and SKI was a 95% owned subsidiary of Broad Faith Limited ("BFL"), a wholly-owned subsidiary of IDUL. On January 23, 2004, BFL entered into an agreement in English (the "English Agreement") to dispose of SKI (the "SKI Disposal") to the principal stockholder and Chief Executive Officer ("CEO") of IDUL, Mr. Tsui Kit, at a price equal to 105% of the appraised value of net assets of SKI as of December 31, 2003.

      On March 29, 2004, BFL and Mr. Tsui Kit signed another agreement in Chinese language (the "Chinese Agreement") in respect of the SKI Disposal. The Purchase Price was determined as USD12,318,840 to be settled by (i) the cancellation of an amount of USD7,662,000 due by IDUL to Mr. Tsui Kit; and (ii) the transfer to IDUL of 1,206,435 (USD4,656,840 / USD3.86 per share) shares of restricted common stock of IDUL (the "IDUL Shares") owned by Mr. Tsui Kit. We understand that as SKI is a sino-foreign equity joint venture established in the PRC, the transfer of its equity should be supported by an agreement in Chinese language for application of transfer to be approved by the relevant PRC government authority (the "Authority").

      On April 27, 2004, the SKI Disposal was formally approved by the Authority (Shenzhen Foreign Trade and Economic Cooperation Bureau).



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MOORES ROWLAND MAZARS


2.    SKI DISPOSAL (CONTINUED)

      (a)   Effective date of the SKI Disposal

            According to the Chinese Agreement and the applicable PRC laws and regulations, the effective date of the SKI Disposal would be April 27, 2004. Our PRC lawyers and the Company's PRC lawyer also confirmed that the effective date should be based on the date of approval by the Authority. Consequently, for USGAAP accounting purposes, SKI and Wondial remained IDUL's subsidiaries under the Chinese Agreement until April 27, 2004.

            According to the English Agreement, at the time of closing, Mr. Tsui Kit should also deliver the IDUL Shares, duly endorsed by him for transfer to IDUL. During the time when we carried out our Q1 Review, the delivery of the IDUL Shares to IDUL was still in process. Accordingly, the disposal of SKI and Wondial was still not completed under the English Agreement at that time.

            Based on the above we considered that the effective date of the SKI Disposal should not be earlier than April 27, 2004. Accordingly, both SKI and Wondial remained IDUL's subsidiaries as of March 31, 2004. During our Q1 Review the Company had once argued that the SKI Disposal should have been completed on March 29, 2004 when the Chinese Agreement was signed though it could not be legally justified. Subsequently, the Company seemed to concur with our view and therefore, the Q1 Financials (as included in the Form 10-Q filed by the Company on May 17, 2004 although our Q1 Review was not yet completed) prepared by the Company had consolidated both SKI and Wondial up to and as of March 31, 2004. However, in the Form 8-K, the Company again claimed that the SKI Disposal should have been completed on March 29, 2004. Apparently it contradicted with the view as given by the Q1 Financials.

            In addition, in the Form 8-K, the Company stated that "... SKI and, accordingly, Wondial, was disposed of an March 29, 2004 in the sale to Dr. Tsui and not as a result of the April 27, 2004 bankruptcy seizure as alleged by Moores Rowland." We have never mentioned that the effective date of SKI Disposal should be based on the Wondial Bankruptcy Order (as defined hereinafter). We stated that it should be based on the approval of Authority (under the Chinese Agreement). The Company had confused two different events which had coincidentally happened on the same date, April 27, 2004, being the date of approval of Authority and the date when the Shenzhen Intermediate People's Court (the "Court") took possession of Wondial's premises pursuant to the Wondial Bankruptcy Order which was issued on April 21, 2004.



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MOORES ROWLAND MAZARS


2.    SKI DISPOSAL (CONTINUED)

      (b)   Consideration of the SKI Disposal

            In the Form 8-K, when the consideration of the SKI Disposal was mentioned, the Company stated that "Dr Tsui paid the Company $12,318,840 by agreeing to surrender 1,206,435 shares of the Company's common stock. In addition, he agreed to eliminate $7.662 million in debt the Company owed him and assumed $8.77 million in bank debt that SKI owed." We considered that the inclusion of the statement "and assumed $8.77 million in bank debt that SKI owed" is irrelevant and misleading. The assumption of USD8.77 million debt by Mr Tsui Kit was not part of the consideration.

      (c) Potential violation of the Sarbanes-Oxley Act pursuant to the SKI Disposal

            As a result of the SKI Disposal, if the effective date of disposal was determined to be April 27, 2004, from accounting point of view, BFL's accounting record should have an amount due from Mr. Tsui Kit on that date because the transfer of the IDUL Shares to IDUL was still in process. However, according to Sarbanes-Oxley Act, the Company and/or its subsidiaries should not be allowed to extend credit to or maintain credit for Mr. Tsui Kit, the CEO of the Company. The Company had not addressed this matter to our satisfaction up to the date of our resignation.

3.    THE APRIL 5 ASSIGNMENT (AS DEFINED HEREINAFTER)

      On April 5, 2004, Mr. Tsui Kit, Wondial and a PRC bank signed an assignment of debt ("April 5 Assignment") under which Mr. Tsui Kit's personal debt amounted to RMB200,000,000 owed by him to the PRC bank was assigned to Wondial. Following the April 5 Assignment, Wondial owed the PRC bank RMB200,000,000. However, the April 5 Assignment did not mention whether there was any consideration passed between Mr. Tsui Kit and Wondial. We were therefore uncertain about the validity of this assignment.

      If this assignment was valid, the assignment itself was a material related party transaction made between Mr. Tsui Kit and a subsidiary of IDUL. Shortly after the April 5 Assignment was transacted, Wondial should have recorded in its books debt of RMB 200 million due from Mr. Tsui Kit so again there might be a potential violation of Sarbanes-Oxley Act whereby the Company and/or its subsidiaries should not be allowed to extend credit to or maintain credit for Mr. Tsui Kit, the CEO of the Company.

      In the Form 8-K, the Company again claimed that the April 5 Assignment should have happened after the SKI Disposal so there was no related party transaction carried out. We disagree with this view on the basis as mentioned in Section 2 (a) above. The Company had not addressed this matter to our satisfaction up to the date of our resignation.


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MOORES ROWLAND MAZARS


4.    THE WONDIAL BANKRUPTCY ORDER

      On April 12, 2004, the Court advised Wondial that an application filed by a PRC bank against Wondial for bankruptcy was a valid application. On April 21, 2004, the Court, based on the arguments (i) Wondial was not properly managed; and (ii) Wondial was unable to meet overdue debts continuously; ordered that Wondial was bankrupt (the "Wondial Bankruptcy Order"). On April 27, 2004, the Court took possession of Wondial's premises and all of its properties, including the accounting books and records.

      As Wondial was still a major operating subsidiary of IDUL during the first quarter of 2004, we considered that the dramatic change of Wondial's status and financial position subsequent to March 31, 2004 should be fully and adequately addressed and disclosed by way of public announcement. Furthermore, due to the fact that Wondial's books and records were in the possession of the Court and could not be made available to us, we had difficulties in carrying out our Q1 Review in accordance with SAS 100.

      In the Form 8-K, the Company again claimed that the Wondial Bankruptcy Order should have happened after the SKI Disposal so there was no need to make any public announcement. We disagree with this view on the basis as mentioned in Section 2 (a) above. The Company had not addressed this matter to our satisfaction up to the date of out resignation.

      Furthermore, in the Form 8-K, the Company stated that "The Company believes that Moores Rowland did have access to this information prior to its seizure." We disagree with this statement because the Company had not informed us the Wondial Bankruptcy Order based on the argument that the Wondial Bankruptcy Order should have happened after the SKI Disposal. We only noticed the Wondial Bankruptcy Order in local newspapers few days after the event. Subsequent to our becoming aware of Wondial Bankruptcy Order, we had attempted to request for all the relevant information to complete our Q1 Review but we were told that because of the seizure, the Company was unable to provide what we needed. This matter had not been resolved to our satisfaction up to the date of our resignation.

5. THE POTENTIAL VIOLATION OF THE SARBANES-OXLEY ACT PURSUANT TO THE ADVANCE OF MONEY TO A PURPORTED RELATED PARTY

      During the course of our Q1 Review, we noted that an amount of USD3.5 million was advanced to a company called "Top Goal" which we were told was controlled by Mr. Tsui Kit. Again, there might be a potential violation of the Sarbanes-Oxley Act whereas the Company and/or its subsidiaries should not be allowed to extend credit to or maintain credit for Mr. Tsui Kit, the CEO of the Company. The Company had not addressed this matter to our satisfaction up to the date of our resignation.


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MOORES ROWLAND MAZARS


Please let us know if you need any further information in connection with these matters.

Yours faithfully,

/s/ Moores Rowland Mazars


Copy to:

Industries International, Inc for the attention of Mr. Tsui Kit and Miss Sun Hong Yan
By fax (0062-86-755-2652-0980 and 1511-1-201-216-0650) and by e-mail



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